UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Ivanhoe Mines Ltd.

(Name of Issuer)
Common Shares, without par value

(Title of class of securities)
46579N

(CUSIP Number)
Ben Mathews
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
+44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copy to:
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
+44 (0) 20 7456 3223
June 29, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,931,578 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,931,578 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

272,931,578 (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.3 per cent. (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,931,578 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

272,931,578 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

272,931,578 (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.3 per cent. (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Item 1. Security and Issuer.
     This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009 and March 4, 2010 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     The following section is added to the end of Item 3 of the Schedule 13D:
     “On the First Closing Date, the Company issued to RTIH, a wholly-owned subsidiary of Rio Tinto, of 46,026,522 Series A warrants (the “Series A Warrants”). Each Series A Warrant entitled the holder to purchase one common share of the Company (“Common Share”) at a price of US$8.54 until October 27, 2010. Approval for the exercise of the Series A Warrants was obtained from the Company’s shareholders on November 30, 2006.
     On June 29, 2010, RTIH elected to exercise all of the Series A Warrants. The total cash consideration paid by RTIH to Ivanhoe was US$393,066,497.88. The 46,026,522 Common Shares issued upon the exercise of the Series A Warrants represent approximately 7.3% of the outstanding Common Shares.
     Pursuant to a Private Placement Agreement (as described in Item 4) dated October 18, 2006, as amended, between RTIH and the Company, the Company has agreed that it will use not less than 90 per cent. of the proceeds from the exercise of the Series A Warrants to fund material activities undertaken by Ivanhoe or any of its subsidiaries in respect of the Company’s Oyu Tolgoi copper and gold mining project in Mongolia’s South Gobi region.”
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     As previously disclosed under this Schedule 13D, pursuant to the existing contractual arrangements between RTIH and the Company, RTIH has the right to exercise its remaining share purchase warrants and/or convert its convertible debt facility into common shares of the Company. Further, as previously disclosed under this Schedule 13D, RTIH has, among other things, the right to acquire additional securities so as to maintain its proportional equity interest in the Company, and the right to acquire additional securities of the Company in certain other circumstances and subject to certain limits.
     Rio Tinto’s discussions with the Company about potential long-term structures, including the potential conversion of its subsidiary’s (RTIH’s) equity stake in the Company into a direct ownership interest in the Oyu Tolgoi copper and gold mineral development project (the “OT Project”) in Mongolia’s South Gobi region, continue. In addition, Rio Tinto’s ongoing discussions with Aluminum Corporation of China (“Chinalco”) also continue, and in this context, Chinalco has indicated an interest in acquiring a minority equity stake in the Company or acquiring, from the Company, a direct minority ownership interest in the OT Project. If any arrangement is agreed, it may be a bi-paritite or tri-partitie arrangement with the Company and/or Rio Tinto. Any such arrangement may require the approval of the Company and/or Rio Tinto and will require the support of the government of Mongolia.
     Rio Tinto has also had discussions about the OT Project with numerous parties including European Bank for Reconstruction and Development (“EBRD”) and The International Finance Corporation (a member of The World Bank Group) (“IFC”). Rio Tinto intends to continue its discussions with the Company, Chinalco, the EBRD, the IFC and other third parties, including the government of Mongolia.
     Depending upon its assessment of the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic and tax conditions, and other factors,Rio Tinto and RTIH may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, availing itself of its rights to acquire additional securities of the Company, seeking additional representation on the board of the Company, and making proposals to the Company, alone or jointly with a third party, concerning the long-term structure of its existing investment, a direct ownership interest in the OT Project or other changes to the capitalization, ownership structure or operations of the Company.
     None of the discussions noted above represent a plan or proposal relating to, or have resulted in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in Item 4 of the Schedule 13D, as amended and supplemented hereby, neither Rio Tinto nor RTIH, has any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, Rio Tinto and RTIH reserve their rights in full to change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D as they deem appropriate.

Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.
     The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
     Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares, and on the Second Closing Date, RTIH acquired an additional 46,304,473 Shares. The Shares acquired were originally intended to produce an aggregate interest of 19.9 per cent of the Company’s outstanding Shares but, as a result of Share issues under employee share plans, the aggregate interest has been diluted to 19.7 per cent of the Company’s outstanding Shares. Pursuant to RTIH’s anti-dilution rights under the Private Placement Agreement (as described in Item 4), RTIH also acquired on December 4, 2008 an additional 243,772 Shares and warrants which are exercisable to purchase an additional 1,440,406 Shares at a price of Cdn$3.1465 per share.
     Also pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which, pursuant to the Funding Proportion,3 are currently exercisable to purchase an additional 35,000,000 Shares. As of March 1, 2010, the Loan Amount was convertible into a maximum of an additional 45,800,000 Shares at a price of $10.00 per Share upon maturity.4
     “Pursuant to the Acquisition, RTIH acquired 15,000,000 Shares, representing upon issuance 2.7% of the outstanding Shares.
     Pursuant to the exercise of the Series A Warrants, RTIH acquired 46,026,522 Shares.
     Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 272,931,578 Shares which, assuming the exercise of all the Series B Warrants, Series C Warrants and Anti-Dilution Warrants, the conversion of the Loan Amount into a maximum of an additional 45,800,000 Shares and the 46,026,522 Shares acquired by RTIH pursuant to the exercise of the Series A Warrants, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, the 46,304,473 Shares acquired by RTIH on the Second Closing Date, 243,772 Shares acquired by RTIH on December 4, 2008, and the 15,000,000 Shares from the completion of the Acquisition, would represent 44.3 per cent of the Company’s outstanding Shares on a fully diluted basis.
     The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 441,171,905 Shares outstanding as of March 31, 2010, as contained in the Company’s Quarterly Financial Report for the Three Months Ended March 31, 2010. Assuming the exercise of 20.5 million incentive stock options in the Company’s Shares outstanding, as contained in the Company’s Quarterly Financial Report for the Three Months Ended March 31, 2010, each of Rio Tinto and RTIH would be deemed to beneficially own 42.9 per cent of the Company’s outstanding Shares on a fully diluted basis.”
     In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
     To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

[3]	As at March 1, 2010, the Funding Proportion is one, which is equal to the lesser of one and the result obtained by dividing (i) $350 million, the total drawdown under the Facility, by (ii) $350 million.

[4]	The Loan Amount bears interest at LIBOR plus 3.5 per cent and matures on September 12, 2010. The principal amount of $350,000,000 and up to $108,000,000 in interest automatically converts into a maximum of 45.8 million Shares at a price of $10.00 per share upon maturity.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 7, 2010

Rio Tinto plc

By:	/s/ Ben Mathews

Signature

Ben Mathews / Secretary

Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Ben Mathews

Signature

Ben Mathews / Director

Name/Title

SCHEDULE A
     The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sir Rod Eddington	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Yves Fortier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Executive Officers

Hugo Bague	Group Executive, People and Organisations	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Name	Present Principal Occupation	Business Address	Citizenship
Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Sam Walsh	Chief Executive or the Iron Ore Group	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Rio Tinto International Holdings Limited
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Dan Larsen	Director	2 Eastbourne Terrace	United States of America
London W2 6LG
United Kingdom

Ulf Quellmann	Director	2 Eastbourne Terrace	Germany
London W2 6LG
United Kingdom

Ben Mathews	Director	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

Executive Officers

Matthew Whyte	Secretary	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited